Amendment No. 1 dated December 29, 2011 to Prospectus Supplement dated July 26, 2011 (to Prospectus dated January 10, 2011)	Filed Pursuant to Rule 424(b)(5) Registration Statement No. 333-171628

$19,750,000

Common Stock

This amendment No. 1 to prospectus supplement amends the prospectus supplement dated July 26, 2011. This amendment to prospectus supplement should be read in conjunction with the prospectus supplement dated July 26, 2011 and the prospectus dated January 10, 2011, each of which are to be delivered with this amendment to prospectus supplement. This amendment to prospectus supplement amends only those sections of the prospectus supplement listed in this amendment; all other sections of the prospectus supplement remain as is.

We have entered into an amendment to our sales agreement with Cantor Fitzgerald & Co. relating to shares of our common stock offered by this amendment to prospectus supplement, the prospectus supplement and the accompanying prospectus. In accordance with the terms of the sales agreement, we may offer and sell shares of our common stock, $0.0001 par value per share, with an aggregate offering price of up to $19,750,000 from time to time through Cantor Fitzgerald & Co. acting as agent.

Our common stock is listed on the NASDAQ Capital Market under the symbol “CHTP.” The last reported sale price of our common stock on the NASDAQ Capital Market on December 28, 2011 was $5.17 per share.

Sales of our common stock, if any, under this amendment to prospectus supplement, the prospectus supplement and the accompanying prospectus may be made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made directly on or through the NASDAQ Capital Market, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or any other method permitted by law. Cantor Fitzgerald & Co. will act as sales agent on a best efforts basis. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

Cantor Fitzgerald & Co. will be entitled to compensation at a fixed commission rate ranging between 3.0% and 5.0% of the gross sales price per share sold. In connection with the sale of the common stock on our behalf, Cantor Fitzgerald & Co. may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of Cantor Fitzgerald & Co. may be deemed to be underwriting commissions or discounts.

Before buying shares of our common stock, you should carefully consider the risk factors described in “Risk Factors ” on page A-2 of this amendment, beginning on page S-7 of the prospectus supplement, beginning on page 6 of the accompanying prospectus, and those contained in our incorporated documents, to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities, or determined if this amendment to prospectus supplement, the prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this amendment No. 1 to prospectus supplement is December 29, 2011.

You should rely only on the information we have provided or incorporated by reference in this amendment to prospectus supplement, the prospectus supplement or in the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this amendment to prospectus supplement, the prospectus supplement or in the accompanying prospectus. The prospectus supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information contained in this amendment to prospectus supplement, the prospectus supplement and in the accompanying prospectus is accurate only as of their respective dates and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this amendment to prospectus supplement, the prospectus supplement or the accompanying prospectus or any sale of securities.

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THE OFFERING

The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere or incorporated by reference in this amendment to prospectus supplement, the prospectus supplement and the accompanying prospectus. Before you decide to invest in our common stock, you should read the entire amendment to prospectus supplement, the prospectus supplement and the accompanying prospectus carefully, including the risk factors and the financial statements and related notes included or incorporated by reference in this amendment to prospectus supplement, the prospectus supplement and the accompanying prospectus.

Common stock we are offering pursuant to the prospectus supplement	Shares having an aggregate offering price of up to $19,750,000.

Common stock to be outstanding after this offering	65,667,816 shares.

Manner of offering	“At-the-market” offering that many be made from time to time through our agent, Cantor Fitzgerald & Co. See “Plan of Distribution” beginning on page A-4.

Use of proceeds	We expect to use the net proceeds from this offering to fund our droxidopa program, including commercialization and launch activities, to fund our study of CH-4501 for the treatment of rheumatoid arthritis, to fund development of our other product candidates and for general corporate purposes. See “Use of Proceeds” on page S-14 of the prospectus supplement.

Risk factors	This investment involves a high degree of risk. You should read the description of risks set forth under “Risk Factors” on page A-2 of this amendment to prospectus supplement, beginning on page S-7 of the prospectus supplement or otherwise incorporated by reference in this prospectus supplement for a discussion of factors to consider before deciding to purchase our common stock.

NASDAQ Capital Market common stock symbol	CHTP

The number of shares of common stock to be outstanding after this offering in the table above is based on 61,847,700 shares of common stock outstanding as of September 30, 2011 and assumes the sale of shares having an aggregate offering price of $19,750,000 at an assumed sale price of $5.17, which was the last reported sale price of our common stock on the NASDAQ Capital Market on December 28, 2011. This number excludes:

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7,400,000 shares reserved for issuance under our 2004 Stock Plan, of which, at September 30, 2011, 5,737,430 shares were issuable upon exercise of outstanding options with a weighted-average exercise price of $4.32 per share (there were 5,812,430 shares issuable upon exercise of options outstanding on December 28, 2011 with a weighted-average exercise price of $4.33 per share); and

•

3,241,550 shares of common stock issuable upon exercise of warrants outstanding on September 30, 2011, all of which were exercisable at prices ranging from $2.79 to $5.66 per share (due to exercise or expiration of warrants, there were 2,875,022 shares issuable upon exercise of warrants outstanding on December 28, 2011, all of which were exercisable at prices ranging from $2.79 to $5.66 per share).

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described under “Risk Factors” in our Annual Report on Form 10-K/A for the year ended December 31, 2010, as well as the risks described below and all of the other information contained in this amendment to prospectus supplement, the prospectus supplement and the accompanying prospectus, and incorporated by reference into this amendment to prospectus supplement, the prospectus supplement and the accompanying prospectus, including our financial statements and related notes, before investing in our securities. If any of the possible events described in those sections actually occur, our business, business prospects, cash flow, results of operations or financial condition could be harmed. In this case, the trading price of our common stock could decline, and you might lose all or part of your investment in our common stock.

Risks Related to Our Common Stock and this Offering

You will experience immediate dilution in the book value per share of the common stock you purchase in this offering.

Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on an assumed offering price of $5.17 per share, which was the closing price per share of our common stock as reported on the NASDAQ Capital Market on December 28, 2011, and a net tangible book value per share of our common stock of $0.73 as of September 30, 2011, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $4.19 per share in the net tangible book value of the common stock you purchase. The shares sold in this offering, if any, will be sold from time to time at various prices. An increase of $0.20 per share in the price at which the shares are sold from the assumed offering price of $5.17 per share, assuming all of our common stock in the aggregate amount of $19,750,000 is sold at that price, would increase our adjusted net tangible book value per share after the offering to $0.98 per share and would increase the dilution in net tangible book value per share to new investors in this offering to $4.39 per share, after deducting commissions and estimated aggregate offering expenses payable by us. A decrease of $0.20 per share in the price at which the shares are sold from the assumed offering price of $5.17 per share, assuming all of our common stock in the aggregate amount of $19,750,000 is sold at that price, would decrease our adjusted net tangible book value per share after the offering to $0.98 per share and would decrease the dilution in net tangible book value per share to new investors in this offering to $3.99 per share, after deducting commissions and estimated aggregate offering expenses payable by us. See “Dilution” on page A-3 for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

DILUTION

Our net tangible book value on September 30, 2010 was $45.4 million, or $0.73 per share. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares outstanding.

After giving effect to the sale of shares of our common stock with an aggregate offering price of $19,750,000 at an assumed offering price of $5.17 per share, which was the last reported sale price of our common stock as reported on the NASDAQ Capital Market on December 28, 2011, and after deducting estimated offering commissions and expenses payable by us, our net tangible book value as of September 30, 2011 would have been approximately $64.7 million, or $0.98 per share of common stock. This represents an immediate increase in net tangible book value of $0.25 per share to our existing stockholders and an immediate dilution in net tangible book value of $4.19 per share to investors participating in this offering. The following table illustrates this dilution per share to investors participating in this offering:

Assumed offering price per share		$5.17
Net tangible book value per share as of September 30, 2011	$0.73
Increase in net tangible book value per share attributable to new investors	$0.25

Pro forma net tangible book value per share after giving effect to the offering	$0.98
Dilution per share to new investors		$4.19

The table above assumes for illustrative purposes that an aggregate of 3,820,116 shares of our common stock are sold at a price of $5.17 per share, the last reported sale price of our common stock on The NASDAQ Capital Market on December 28, 2011, for aggregate gross proceeds of $19,750,000. The shares sold in this offering, if any, will be sold from time to time at various prices. An increase of $0.20 per share in the price at which the shares are sold from the assumed offering price of $5.17 per share shown in the table above, assuming all of our common stock in the aggregate amount of $19,750,000 is sold at that price, would increase our adjusted net tangible book value per share after the offering to $0.98 per share and would increase the dilution in net tangible book value per share to new investors in this offering to $4.39 per share, after deducting commissions and estimated aggregate offering expenses payable by us. A decrease of $0.20 per share in the price at which the shares are sold from the assumed offering price of $5.17 per share shown in the table above, assuming all of our common stock in the aggregate amount of $19,750,000 is sold at that price, would decrease our adjusted net tangible book value per share after the offering to $0.98 per share and would decrease the dilution in net tangible book value per share to new investors in this offering to $3.99 per share, after deducting commissions and estimated aggregate offering expenses payable by us. This information is supplied for illustrative purposes only.

The above illustration of dilution per share to investors participating in this offering assumes no exercise of outstanding options to purchase our common stock or outstanding warrants to purchase shares of our common stock.

The above discussion and table are based on 61,847,700 shares of our common stock outstanding as of September 30, 2011. This number excludes:

•

7,400,000 shares reserved for issuance under our 2004 Stock Plan, of which, at September 30, 2011, 5,737,430 shares were issuable upon exercise of outstanding options with a weighted-average exercise price of $4.32 per share (there were 5,812,430 shares issuable upon exercise of options outstanding on December 28, 2011 with a weighted-average exercise price of $4.33 per share); and

•

3,241,550 shares of common stock issuable upon exercise of warrants outstanding on September 30, 2011, all of which were exercisable at prices ranging from $2.79 to $5.66 per share (due to exercise or expiration of warrants, there were 2,875,022 shares issuable upon exercise of warrants outstanding on December 28, 2011, all of which were exercisable at prices ranging from $2.79 to $5.66 per share).

To the extent that any of these outstanding options or warrants are exercised, there will be further dilution to new investors.

PLAN OF DISTRIBUTION

We have entered into an amendment to our existing controlled equity offering sales agreement with Cantor Fitzgerald & Co., or Cantor, under which at any time after July 26, 2011 we may issue and sell shares of our common stock having aggregate gross sales proceeds of up to an additional $19,750,000 from time to time through Cantor acting as agent. The sales agreement, as amended, has been filed as exhibits to current reports on Form 8-K filed on July 2, 2010, July 26, 2011 and December 29, 2011 under the Securities Exchange Act of 1934, as amended, and is incorporated by reference in this amendment to prospectus supplement and the prospectus supplement. The sales, if any, of shares made under the sales agreement will be made on the NASDAQ Capital Market by means of ordinary brokers’ transactions at market prices, in block transactions or as otherwise agreed by Cantor and us. We may instruct Cantor not to sell common stock if the sales cannot be effected at or above the price designated by us from time to time. We or Cantor may suspend the offering of common stock upon notice and subject to other conditions. As an agent, Cantor will not engage in any transactions that stabilize the price of our common stock.

We will pay Cantor commissions for its services in acting as agent in the sale of common stock. Cantor will be entitled to compensation at a fixed commission rate ranging between 3.0% and 5.0% of the gross sales price per share sold. Assuming the sale of shares of common stock having aggregate gross sales proceeds of $19,750,000 at an assumed offering price of $5.17 per share, which was the closing sales price of our common stock as reported on the NASDAQ Capital Market on December 28, 2011, we estimate that the total expenses for the offering, excluding compensation payable to Cantor under the terms of the sales agreement, will be approximately $120,000, which includes certain expense reimbursements payable to Cantor.

In no event will the total amount of compensation paid to any member of the Financial Industry Regulatory Authority upon completion of this offering exceed 8.0% of the maximum gross proceeds of this offering.

Settlement for sales of common stock will occur on the third business day following the date on which any sales are made, or on some other date that is agreed upon by us and Cantor in connection with a particular transaction, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

Cantor will act as sales agent on a reasonable efforts basis. In connection with the sale of the common stock on our behalf, Cantor may, and will with respect to sales effected in an “at the market offering,” be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and the compensation of Cantor may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to Cantor against certain civil liabilities, including liabilities under the Securities Act. We have also agreed to reimburse Cantor for certain other specified expenses.

The offering pursuant to the sales agreement will terminate upon the earlier of (i) the sale of all common shares subject to the agreement, or (ii) termination of the sales agreement as permitted therein.

Cantor and its affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, Cantor will not engage in any market making activities involving our common stock while the offering is ongoing under this prospectus supplement.

This amendment to prospectus supplement, the prospectus supplement and the accompanying prospectus in electronic format may be made available on a web site maintained by Cantor and Cantor may distribute the amendment to prospectus supplement, the prospectus supplement and the accompanying prospectus electronically.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Wyrick Robbins Yates & Ponton, LLP, Raleigh, North Carolina. Cantor is being represented in connection with this offering by Reed Smith LLP, New York, New York.

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